UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

001-36788
SEC FILE NUMBER

CUSIP NUMBER

(Check One):

☒ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☐ Form 10-Q and Form 10-D   ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended: December 31, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:    N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

Full Name of Registrant:

Exela Technologies, Inc.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):

2701 E. Grauwyler Rd.

City, State and Zip Code:

Irving, TX 75061

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☒

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

Exela Technologies Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 (this “Form 12b-25”) with respect to its Annual Report on Form 10-K for its fiscal year ended December 31, 2022 (the “Form 10-K”).

The Company is unable to file the Form 10-K within the prescribed time period without unreasonable effort or expense because the Company requires additional time to complete its financial statement preparation and review process, and its assessment of internal control over financial reporting. In particular, in the course of its work to date, the Company has experienced unexpected delays in compiling and analyzing supporting documentation related to its annual goodwill impairment analysis and accounting for income tax provision. As a result of the foregoing, the Company has not yet completed its year-end reporting procedures required and consequently its independent registered public accounting firm has not yet completed its audit procedures.

Although the Company has not yet completed its assessment of the effectiveness of its internal control over financial reporting as of December 31, 2022, the Company expects that it will disclose in the 2022 Form 10-K that the Company’s disclosure controls and procedures and internal control over financial reporting were not effective as of December 31, 2022 due to: (i) material weaknesses that the Company previously reported but has not yet fully remedied; and (ii) additional material weaknesses in internal control over financial reporting in the areas of procure-to-pay (including operating expenses, accounts payable, and accrued liabilities), goodwill and intangible assets, journal entry recording and preparation of the consolidated financial statements including certain financial reporting processes, general information technology controls (GITCs) over user access to information technology (IT) systems at multiple components in order to adequately restrict access to appropriate IT personnel and enforce appropriate segregation of duties, as well as at the entity level affecting COSO components relating to risk assessment and monitoring.

The Company also expects to continue to report substantial doubt exists about its ability to continue as a going concern under the standards of ASC Subtopic 205-40, Presentation of Financial Statements—Going Concern (“ASC 205-40”) within one year after the date that the financial statements are issued without taking into consideration the potential mitigating effects of management’s plans that have not been fully implemented as of the date the financial statements are issued.

The Company expects to file its 2022 Form 10-K within the 15 calendar day extension provided by Rule 12b-25.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Shrikant Sortur	(248)	709-8133
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report total revenues of $1.08 billion for the year ended December 31, 2022, compared to total revenues of $1.17 billion for the year ended December 31, 2021. The Company expects to report a net loss for the year ended December 31, 2022 higher than the net loss of $142 million reported for the year ended December 31, 2021. The expected increase in net loss is primarily the result of cost inflation, the below described goodwill impairment charges, and revenue decline (but cannot be finalized until goodwill impairment is finalized).

Similar to the nine months ended September 30, 2022, changes in certain factors such as the Company’s growth rate and recent trends in the Company’s market capitalization represented a triggering event for our annual impairment analysis. As of the date hereof, the Company is still finalizing its goodwill impairment analysis.

The foregoing figures are preliminary and unaudited and are prepared in accordance with U.S. generally accepted accounting principles.

Exela Technologies, Inc.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 17, 2023	By:	/s/ Shrikant Sortur
		Name:	Shrikant Sortur
		Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).